UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                                                                                        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Material Change Report and Schedule A – Press Release dated May 29, 2008

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2.	Date of Material Change

May 29, 2008

Item 3.	News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on May 29, 2008 through the Marketwire news service, a copy of which is attached hereto as Schedule A and forms an integral part hereof.

Item 4.	Summary of Material Change

On May 29, 2008, Quebecor World announced that it had signed a definitive purchase agreement providing for the sale of Quebecor World’s European operations to Hombergh/De Pundert Group (“HHBV”), a Netherlands based investment group. The transaction is valued at approximately 133 million Euro and is expected to close by the end of June, 2008.

Item 5.	Full Description of Material Change

On May 29, 2008, Quebecor World announced that it had signed a definitive purchase agreement providing for the sale of Quebecor World’s European operations to HHBV, a Netherlands based investment group. The transaction is valued at approximately 133 million Euro and is expected to close by the end of June, 2008.

Under the terms of the agreement, HHBV has deposited 46.5 million Euro in escrow to be released to Quebecor World at closing. This cash amount will be adjusted higher to cover all funds disbursed by Quebecor World to support any seasonal financing needs of the European operations between the signature date and closing. HHBV will assume approximately 65 million Euro of net debt, and a 21.5 million Euro five-year note bearing interest at 7% per year which will remain payable to Quebecor World post-closing. The sale is being made substantially on an “as is, where is” basis. The only condition to closing is court approval. The transaction is not subject to the approval of either Quebecor World’s or HHBV’s shareholders. Assuming completion of the transaction, the net cash proceeds to be received by Quebecor World will be 46.5 million Euro, less certain customary deductions and expenses permitted by its debtor-in-possession (DIP) credit facility, which are intended to be used by Quebecor World to partially reimburse indebtedness under such credit facility.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For any inquiries with respect to this material change report, please contact Marie Chlumecky, Corporate Secretary at (514) 954-0101.

Item 9.	Date of Report

June 9, 2008

2

SCHEDULE A – PRESS RELEASE

Quebecor World Inc.

TSX: IQW

May 29, 2008 10:53 ET

Quebecor World Announces Sale of European Operations to HHBV

MONTREAL, CANADA—(Marketwire - May 29, 2008) - Quebecor World Inc. (TSX:IQW) announces today that it has signed a definitive purchase agreement providing for the sale of Quebecor World’s European operations to Hombergh/De Pundert Group (HHBV), a Netherlands based investment group. The transaction is valued at approximately 133 million Euro and is expected to close by the end of June, 2008.

Under the terms of the agreement, HHBV has deposited 46.5 million Euro in escrow to be released to Quebecor World at closing. This cash amount will be adjusted higher to cover all funds disbursed by Quebecor World to support any seasonal financing needs of the European operations between the signature date and closing. HHBV will assume approximately 65 million Euro of net debt, and a 21.5 million Euro five-year note bearing interest at 7% per year which will remain payable to Quebecor World post-closing. The sale is being made substantially on an “as is, where is” basis. The only condition to closing is court approval. The transaction is not subject to the approval of either Quebecor World’s or HHBV’s shareholders. Assuming completion of the transaction, the net cash proceeds to be received by Quebecor World will be 46.5 million Euro, less certain customary deductions and expenses permitted by its debtor-in-possession (DIP) credit facility, which are intended to be used by Quebecor World to partially reimburse indebtedness under such credit facility.

“The sale of our European operations is an important step in our restructuring activities that we believe should enable us to exit creditor protection in North America as a stronger player in our industry,” said Jacques Mallette, President and CEO of Quebecor World. “I would like to thank our European customers and employees for their support and assure them that we intend to assist HHBV in ensuring a smooth transition. We also look forward to continue servicing our European customers’ needs in North America and Latin America.”

Mr Hendrik van den Hombergh, founder and partner of HHBV stated “We are very excited about this opportunity and we are looking forward to working with local management to make this transaction a success for our employees and our customers. This transaction is a first and major step in our goal of building a Pan-European printing platform.”

Quebecor World’s European operations currently include 17 printing and related facilities employing approximately 3,500 people in Austria, Belgium, Finland, France, Spain and Sweden. Quebecor World Europe produces magazines, catalogs, retail inserts, direct mail products, book and directories for many of the world’s largest retailers, publishers and branded goods companies.

Forward-looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of

Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risk Factors” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

The forward-looking statements in this press release reflect the Company’s expectations as of May 29, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, and Switzerland.

Web address: www.quebecorworld.com

About Hombergh/De Pundert Group

Hombergh/De Pundert Group is a Netherlands based investment group whose expertise lies predominantly in the industrial sector. The Group has various investments in the concrete business and energy sector. As part of its investments strategy, the Hombergh/De Pundert Group seeks majority stakes in companies which have a strong management and operate in sectors which require consolidation.

For more information, please contact

Quebecor World Inc.
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070

or

Quebecor World Inc.
Roland Ribotti
Vice President, Investor Relations and Assistant Treasurer
514-877-5143
800-567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	(S) Marie É. Chlumecky
Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

Date:	June 9, 2008